Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition

December 31, 2017



Report of Independent Registered Public Accounting Firm

To the Board of Directors of Vanguard Marketing Corporation:

Opinion on the Financial Statement - Statement of Financial Condition

We have audited the accompanying statement of financial condition of Vanguard Marketing Corporation (the "Company") as of December 31, 2017, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit of this financial statement in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 26, 2018

We have served as the Company's auditor since 1977.

PricewaterhouseCoopers LLP, Two Commerce Square, Suite 1800, 2001 Market Street, Philadelphia, PA 19103-7042
T: (267) 330 3000, F: (267) 330 3300, www.pwc.com/us

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2017

ASSETS

Cash	$	365,827,875
Cash segregated under federal and other regulations		32,000,000
Receivables from customer (Net of allowance for doubtful accounts of $569,892)		310,468,566
Receivables from brokers, dealers, and clearing organizations		
Securities borrowed		140,592,828
Clearing organizations		22,530,956
Securities failed to deliver		49,871,282
Depository Trust and Clearing Corporation membership, at cost		2,436,079
Securities owned, at fair value		615,083
Other assets		19,038,135
Total assets	$	943,380,804

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:		
Payables to customers	$	453,367,271
Payables to brokers, dealers, and clearing organizations		
Securities loaned		20,825,103
Clearing organizations		77,321,194
Securities failed to receive		5,080,986
Securities sold, not yet purchased, at fair value		3,636
Payable to The Vanguard Group, Inc.		5,041,219
Income taxes payable		29,130,130
Other liabilities		9,388,797
Total liabilities		600,158,336
Shareholder's equity:		
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)		100
Additional paid-in capital		102,499,900
Retained earnings		240,722,468
Total shareholder's equity		343,222,468
Total liabilities and shareholder's equity	$	943,380,804

The accompanying notes are an integral part of this financial statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION
December 31, 2017

NOTE 1 - ORGANIZATION AND OPERATIONS

The Vanguard Group, Inc. (Vanguard), the parent company, initially formed Vanguard Marketing Corporation (the Corporation), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Corporation also provides brokerage services, such as trade clearance, settlement, and custody, as a self-clearing broker, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and primarily does not buy or sell securities for its own account.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The statement of financial condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in the statement of financial condition and related disclosures. These would include estimates for contingent assets and contingent liabilities. Actual results could differ from those estimates.

In preparing the statement of financial condition as of December 31, 2017, management considered the impact of subsequent events occurring through February 26, 2018, for potential recognition or disclosure in the statement of financial condition. There are no subsequent events that have occurred.

Income Taxes:

On December 22, 2017, the Tax Cuts and Jobs Act of 2017 (the "Act") was signed into law making significant changes to the Internal Revenue Code. Changes include, but are not limited to, a corporate tax rate decrease from 35% to 21% effective for tax years beginning after December 31, 2017, the transition of U.S international taxation from a worldwide tax system to a territorial system, and a one-time transition tax on the mandatory deemed repatriation of cumulative foreign earnings as of December 31, 2017.

In December 2017, Staff Accounting Bulletin No. 118 ("SAB 118") was issued to address the application of US GAAP in situations when a registrant or private company does not have the necessary information available, prepared, or analyzed (including computations) in reasonable detail to complete the accounting for certain income tax effects of the Act. Vanguard Marketing Corporation has recognized the provisional tax impacts related to the revaluation of deferred tax assets and liabilities and included these amounts in its statement of financial condition for the year ended December 31, 2017. The ultimate impact may differ from these provisional amounts, possibly materially, due to,

among other things, additional analysis, changes in interpretations and assumptions the Company has made, additional regulatory guidance that may be issued, and actions Vanguard Marketing Corporation may take as a result of the Tax Reform Act. The accounting is expected to be complete when the 2017 U.S. corporate income tax return is filed in 2018.

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard, whereas, the Corporation files its own state income tax returns as well as filing as part of a consolidated/combined group in certain states. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Fair Value of Short-Term Financial Instruments:

The carrying amount of cash; receivables from customers; payables to customers; receivables from brokers, dealers and clearing organizations; payables to brokers, dealers and clearing organizations; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments and generally negligible credit risk. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers. At December 31, 2017, the Corporation had $32,000,000 of cash segregated in a special reserve account for the exclusive benefit of customers.

NOTE 4 - CUSTOMER RECEIVABLES AND PAYABLES

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables.

The Company maintains an allowance for doubtful accounts of $569,892 which represents known and inherent risks in receivables from customers. Based on the judgment of management this adequately captures such losses.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of customer securities transactions. In accordance with industry practices, the Corporation generally settles transactions executed on behalf of its customers within two business days after the trade date. These transactions may expose the Corporation to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contractual obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Corporation's statement of financial condition.

The Corporation's customer security activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis, subject to individual exchange regulations.

Such transactions may expose the Corporation to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customers may incur. In the event that the customer fails to satisfy its obligations, the Corporation may be forced to sell or purchase financial instruments at prevailing market prices to fulfill its customer obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation's customer financing and securities settlement activities may require the Corporation to pledge or loan customer securities as collateral in support of various secured financing sources, such as bank loans, margin deposit requirements, or securities lending activities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged or loaned as collateral, the Corporation may be exposed to the risk of acquiring the securities at the prevailing market prices in order to satisfy its customer obligations. The Corporation controls this risk by marking to market on a daily basis and requiring adjustments of cash collateral.

At December 31, 2017, customers owned $1.3 billion of margin securities that collateralized customer margin debt of $288.3 million, of which up to 140 percent, or $403.6 million, was available to be used as collateral for the various activities listed above.

NOTE 6 - RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2017 consisted of the following:

Securities borrowed	$	140,592,828
Clearing organizations		22,530,956
Securities failed to deliver		49,871,282
Total	$	212,995,066

Securities borrowed result from transactions with other brokers, dealers, or financial institutions and are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Corporation to deposit cash as collateral with the lender. The collateral deposited is an amount generally in excess of the market value of securities borrowed. The Corporation monitors the market value of the securities borrowed on a daily basis, with additional collateral sent or excess collateral returned as necessary.

Clearing organizations assist in the comparison, clearance, and settlement of security transactions. Amounts receivable from clearing organizations primarily represent margin deposits used as performance bonds for open trades, and good-faith funds on deposit regardless of activity which is further detailed in Note 17.

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Corporation for which the settlement date has passed. Receivables related to securities failed to deliver are collateralized by the underlying securities.

NOTE 7 – DEPOSITORY TRUST AND CLEARING CORPORATION MEMBERSHIP

The Corporation owns membership shares in the Depository Trust and Clearing Corporation (DTCC) which represent ownership interest and provide the Corporation with the right to conduct business through the DTCC. The membership shares are subject to restriction and are carried at cost. As of December 31, 2017 the Corporation owned $2,436,079 million of DTCC membership shares.

NOTE 8 - SECURITIES OWNED AND SECURITIES SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2017, securities consisted of:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 65	$ -
State and municipal government obligations	40	-
Corporate obligations	1,271	1,522
Equities	576,388	2,114
Money Market Mutual Funds	27,766	-
Mutual Funds	9,553	-
Total	$ 615,083	$ 3,636

NOTE 9 - FAIR VALUE MEASUREMENTS

The Financial Accounting Standards Board (FASB) ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value. The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).

Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 — unobservable inputs reflecting our own assumptions based on the best information available (examples include private equity investments).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Corporation values its investments in sponsored mutual funds and money market mutual funds at the quoted daily closing net asset values (NAVs) per share. The Corporation's investments in equities are valued at the daily closing price on the exchange on which securities are traded. U.S. Government obligations are valued using quoted market prices. Corporate obligations and State Obligations are valued by the Corporation based on prices furnished by dealers who make markets in such securities, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type.

The following table summarizes the market value of the Corporation's investments as of December 31, 2017.

Investments	Level 1		Level 2		Level 3	
U.S. Government Obligations	$	65	$	-	$	-
State and municipal government obligations		-		40		-
Corporate Obligations		-		1,271		-
Equities		576,388		-		-
Money Market Mutual Funds		27,766		-		-
Mutual Funds		9,553		-		-
Total	$	613,772	$	1,311	$	-

Securities Sold, Not Yet Purchased	Level 1		Level 2		Level 3	
U.S. Government Obligations	$	-	$	-	$	-
State and municipal government obligations		-		-		-
Corporate Obligations		-		1,522		-
Equities		2,114		-		-
Money Market Mutual Funds		-		-		-
Mutual Funds		-		-		-
Total	$	2,114	$	1,522	$	-

The following table summarizes assets and liabilities not measured at fair value on the Statement of Financial Condition as of December 31, 2017. Assets and liabilities that are not measured at fair value are

carried at amounts that best estimate their fair value due to their short-term nature and insignificant credit risk.

Estimated Fair Value Hierarchy

Assets	Level 1	Level 2	Level 3
Cash	$ 365,827,875	$ -	$ -
Cash segregated	32,000,000	-	-
Receivables from customers	-	310,468,566	-
Receivables from brokers, dealers, and clearing organizations	-	212,995,066	-
DTCC membership, at cost	-	2,436,079	-
Receivable from affiliate	-	-	-
Other assets	-	19,038,135	-
Total	$ 397,827,875	$ 544,937,846	$ -
Liabilities			
Payables to customers	$ -	$ 453,367,271	$ -
Payables to brokers, dealers, and clearing organizations	-	103,227,283	-
Payable to affiliate	-	5,041,219	-
Income taxes payable		29,130,130	
Other liabilities	-	9,388,797	-
Total	$ -	$ 600,154,700	$ -

NOTE 10 – SHORT-TERM BORROWINGS

The Corporation has a $300 million committed line of credit with Vanguard, of which $0 was outstanding as of December 31, 2017. The line of credit carries a fixed interest rate of 1.69%.

The Corporation also has access to additional bank facilities for customer/firm bank loans. These credit facilities require the Corporation to pledge customer/firm securities to secure funding.

As of December 31, 2017, the Corporation did not have any borrowings outstanding from these bank facilities.

NOTE 11 - PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts payable to brokers, dealers, and clearing organizations at December 31, 2017 consist of the following:

Securities loaned	$	20,825,103
Clearing organizations		77,321,194
Securities failed to receive		5,080,986
Total	$	103,227,283

Securities loaned result from transactions with other brokers, dealers, or financial institutions and are recorded at the amount of cash collateral received. Securities loaned transactions require the Corporation to receive cash as collateral from the borrower. The collateral received is an amount generally in excess of the market value of securities loaned. The Corporation monitors the market value of the securities loaned on a daily basis, with additional collateral received or excess collateral returned as necessary.

Clearing organizations assist in the comparison, clearance, and settlement of security transactions. Amounts payable to clearing organizations represent the payables for securities purchased that have not been received by the Corporation for which the settlement date has passed and the net payable of securities purchased and sold for which settlement has not occurred.

Securities failed to receive represent payables to broker dealers for securities purchased that have not been received for which settlement date has passed.

NOTE 12 - RELATED PARTY TRANSACTIONS

The Corporation is a wholly owned subsidiary of Vanguard. As such, the Statement of Financial Condition may not necessarily be indicative of the financial position and operations that would have existed had the Corporation operated as an unaffiliated corporation.

NOTE 13 - INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by Vanguard. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of the statement of financial condition, utilizing currently enacted tax laws and rates.

Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes" prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The amount recognized is measured as the largest amount of benefit/expense that is greater than 50 percent likely to be realized upon the ultimate settlement. Vanguard Marketing Corporation has established a reserve for uncertain tax positions of $7.0 million and $7.0 million for the years ended December 31, 2017 and 2016, respectively, of which $6.5 million was attributable refund claims filed with the state of Pennsylvania for corporate net income tax which do not have a current impact on the tax expense. Vanguard Marketing Corporation recognizes in operating expense interest accrued related to the reserve for uncertain tax positions as interest expense. Accordingly, under ASC-740, Vanguard Marketing Corporation believes that it is reasonably possible that approximately $7.0 million of the reserve for uncertain tax positions will be released within the next 12 months.

The Company is subject to routine examinations by the respective federal, state, and applicable local jurisdictions. Federal returns for 2013 through 2016 remain subject to examination. The years open to examination by state and local governments vary by jurisdiction.

NOTE 14 - NET CAPITAL REQUIREMENTS

The Corporation is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the Corporation to maintain minimum net capital equal to the greater of 2% of

aggregate debit items, as defined, or $250,000. A reduction in business would be required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items. At December 31, 2017, the Corporation had net capital of $327,151,639 which was 59.9% of aggregate debit balances, which exceeded the minimum required amount by $316,222,421.

NOTE 15 - CONTINGENCIES

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

NOTE 16 - REGULATORY MATTERS

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Corporation is subject to comprehensive examination and supervision by governmental and self-regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

NOTE 17 - COMMITMENTS

The Corporation provides guarantees to the securities clearing houses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Corporation's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Corporation believes that the potential requirement to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with the margin deposit requirements of the Options Clearing Corporation (OCC), the Corporation pledged customer owned securities with a market value of $98.1 million with the OCC as of December 31, 2017. The Corporation satisfied their minimum margin requirement.

The Corporation had cash deposits of $9.1 million with the National Securities Clearing Corporation (NSCC), $12.8 million with the OCC, and $129 thousand with the Depository Trust Company (DTC) as of December 31, 2017. The Corporation held preferred stock of DTCC valued at $35 thousand. These deposits and held securities are included in receivables from brokers, dealers and clearing organizations.

NOTE 18 - CONCENTRATION OF CREDIT RISK

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker- dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Corporation's policy to review, as necessary, the credit standing of securities lending counterparties.

The Corporation maintains cash with national banks that may exceed Federal Deposit Insurance Corporation (FDIC) insured levels.